CLOTHING 2.0

Putting Medicine in Clothing



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clothing2.com   Conover, NC

Featured Investors

Graeme Keith - G3 GST Trust   **Charlotte Angel Fund**   **Acorn Ventures**

High Country Angels   **North Carolina State University Wolfpack Fund**   **Keiretsu Capital**

Graeme Keith - G3 GST Trust

Syndicate Lead

COO MedChat, Executive Team Member Keith Corporation, Former Wake Forest Basketball D1 Athlete, and Ironman...

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I've known Jordan for years and watched his progress. What he and his team have done is nothing short of extraordinary and I want to continue to ride along the journey with them! Their impressive history of being #1 in the Charlotte Fast50 and Top-50 in the Inc. 5000 is just the beginning for the Clothing2.0 team. My NuFabrx knee sleeve has helped me accomplish many physical feats that would have otherwise been much more challenging. The combination of compression and medicine is a game changer.

Invested $80,000 this round & $200,000 previously

Char

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Highlights

① FY 2024 Clothing2-infused product revenues estimated to reach $1.7 million (not guaranteed).

② Projected B2B partner infused-product revenues of $5 million in FY 2024. Pipeline of 10+ B2B client.

③ Built and sold $10 million lifetime revenue retail business unit, Nufabrx, in 2023.

④ #50 on Inc. 5000's List of America's Fastest Growing Companies in 2021

⑤ Previous funding in excess of $20 million.

⑥ Clothing2-infused products currently found in Walmart, Walgreens, CVS and Target.

⑦ Partner retail penetration of 11K Retail Doors equating to 23,000 individual retail placements.

⑧ 3 Issued Patents + 7 Pending Patents Protecting Technology

[illegible] Issued Patents + 7 Pending Patents Protecting Technology

Our Team



Jordan Schindler Chief Executive Officer

Global Leader in HealthWear, streamlining health and wellness. Recognized as Charlotte Business Journal's #1 Fastest Growing Firm, Deloittes #2 Fastest Growing Pharma in NA, #50 on INC. 5000's Fastest Growing Companies in America. EY Entrepreneur Finalist



Elise Donahue Chief Partnership Officer

Accomplished expert in Consumer Packaged Goods (CPG) Brand Development and Marketing Strategy. Proven track record in propelling brands to achieve exponential growth through innovative marketing techniques and strategic sales initiatives.



Bradley Dylan Seese VP of Manufacturing



Larry Kass VP of QC and Regulatory



Lily Lin, PhD PhD Drug Delivery Scientist

Putting Medicine in Clothing

We put medicine in clothing.

Clothing 2.0 is a state of the art drug delivery system, that incorporates leading OTC and topical ingredients directly into washable yarn, clothing and textile products with repeated release over time.

- *What if athleisure wear had moisturizer infused in it?*
- *What if a Nike Sock had Icy-Hot infused?*
- *What if a t-shirt could treat eczema?*

Our mission is to revolutionize the way medicine is delivered by infusing the very yarn that goes into wearable garments with over 30 tested medicines and pharmaceuticals.

The Healthwear Revolution has arrived.



WE INFUSE YARN WITH MEDICINE.
Prompted by a trip to the dermatologist, bad skin, and a recommendation to wash his pillowcase 2-3 times per week, our CEO Jordan Schindler knew there must be a better solution.
We are now the power behind leading brands in the textile and pharmaceutical sectors.

Why Can't Clothing Be Medicine?

We are the only company in the world that infuses doses of proven medicines, vitamins and supplements into yarn to create laundry-safe, reusable healthy garments and textiles. **We call it Clothing 2.0.**

Our idea is simple: ***What if medication delivery was as easy as putting on a sock?***



CLOTHING 2.0 CORE INNOVATION
STEP 1
STEP 2
STEP 3


Uncoated
Inner Fibril
Active Ingredients
Semi-coated
Outer Fibril
Patented and proprietary biomaterial platform that embeds active ingredients into yarn with a controlled delivery of an active ingredient.
Active
Skin
Muscle
Actives are absorbed into the body during contact with skin.

Our Partners: Have the opportunity to offer customers the thing that matters most—their health.

By differentiating their products with game- changing innovation Clothing 2.0 empowers affiliated organizations with proven medications and supplements.


Partner & Potential Partner Ecosystem
Innovation through products & partners
CVS Walgreens
TARGET Walmart
Retail
Pharma
gsk
NOVARTIS
Johnson-Johnson
Distribution
MEDLINE
MCKESSON
Apparel
NIKE

For Consumers: Clothing 2.0 represents a simpler, more effective way to take control of your health and wellness. Get healthy all day and night through your clothing, sleepwear and other textile products. You already get dressed; it's as easy as that.

NUFABRX: Our Flagship Brand Partnership

C2 technology adds value to a wide variety of products including clothing, apparel, uniforms, bedding, sleepwear, medical and post-surgical fabrics, bandages and wraps, and products for pets.

Each product uses leading ingredients, with clinically demonstrated benefits to improve the lives of your consumers.

Nufabrx, a leader in Healthwear, is leading the charge as a prime example of the power of Clothing 2.0's technology and vision for the future.


PARTNER PRODUCTS
Powered by C2
NUFABRX
LOWER LEG SLEEVE
WRIST SLEEVE
ARM SLEEVE
KNEE SLEEVE
ANKLE SLEEVE
PAIN RELIEF

NUFABRX, Powered by Clothing 2.0's Patented Technology, Already a National Brand


PARTNER RETAIL PENETRATION
450 Doors
2883 Doors
CVS 3100 Doors
Walmart 4512 Doors
+10,945 Retail Doors
+22,980 Retail Placements

NUFABRX Has Already Won Over Consumers and Professional Athletes



CUSTOMER REVIEWS
What our customers are saying about C2 embedded products
4.6 ★★★★★ Average Review
Industry Benchmark: 4.5
CLOTHING 2.0
This feels so good on my wrist. It fits well and does its job. It definitely helps with the swelling and soreness from rheumatoid arthritis. It's a godsend for the pain. I'm going to buy another one for the other wrist ☺" - Kim S.
I received this as a sample product. I was very surprised at the comfort of this compression sleeve. I've tried too many to count that obviously didn't work. I did my usual 7-hour shift at work, on my feet, no break, this provided stability, less pain, and comfort. I am very pleased with this product." -Jay M.
I really like the Nufabrx capsaicin infused compression ankle sleeve. It fits well with a nice firm grip, so it gives a good amount of support. I have Plantar Fasciitis and these sleeves have really helped with the pain of standing and walking that I get daily. I am on my feet at work for long periods of time and have suffered from foot pain for a couple of years now and have tried multiple products to get relief. These have really made a huge difference in how I feel and the end of a long day." -Page B.
We have had has this for over a month now and love it. It really seems to be helpful with pain. My daughter and I have both used it and have had success with it. I would recommend this product to anyone." - Lacey K.

Clothing 2.0: Scientifically Proven Superiority

Clothing2 revolutionizes treatment delivery by infusing medicine directly into fabric, offering consistent dosing akin to creams or patches but with greater convenience.

Our garments retain medicinal efficacy through 15+ washes, demonstrating robust longevity. Adhering to rigorous safety standards, all products are FDA registered and produced in GMP-compliant cleanrooms, ensuring top-quality, reliable healthwear solutions.



> *C2's North Caroline Innovation Center features cleanrooms, manufacturing, and our in-house R&D laboratories.*

We even have a laboratory partnership with the University of North Carolina at Charlotte to further push the boundaries of effective treatment.

UNIVERSITY OF NORTH CAROLINA
CHARLOTTE

Clothing2's technology ushers in a new era of healthwear, merging textile innovation with medical treatment. Envision a future where a hat could combat hair loss, or shirts and pants accelerate burn healing.

Just imagine...

1. **Pain Relief**: What if we could integrate Ketoprofen into joint braces for targeted pain management?
2. **Skin Health**: Or Infuse Nicotinamide into facial wear to alleviate acne symptoms?
3. **Inflammation Reduction**: Weave Diclofenac into ankle wraps to diminish swelling post-injury?
4. **Cellulite Treatment**: Blend Caffeine into leggings for a continuous anti-cellulite effect?
5. **Maternity Care**: Or Incorporate Vitamin E or shea butter into maternity clothing for skin nourishment?



The possibilities are endless.

C2 PERIODIC TABLE OF THE FUTURE
CLOTHING 2.0
PROBLEM
PBSI
No
Nonivamide
SYMBOL
NAME
PROBLEM KEY
P - Pain
B - Bruising
W - Wound
S - Skin Disease
I - Inflammation
C - Cellulite
M - Maternity
Ke
Ke
Vk
Qu
Be
Ve
Sb
Cp
No
Sa
Cl
Ni
Co
Ua
Qe
Ag
An
Me
Pr
Ar
Bt
Cu
Ga
Ly
Ci
Cb
Ca
Di
Ce
Al
Bo
He
Le
Te
OTC
OTC/RX
COSMETIC
RX

Our Clinical Trial Proved that Clothing2 is the Future

Clothing 2.0's revolutionary infusion technology introduces a groundbreaking solution for foot pain and leg swelling with its capsaicin-impregnated compression socks, **proven effective in a clinical study.**

In partnership with NUFABRX, the capsaicin-infused socks in question uniquely combines the pain-relieving properties of capsaicin with the swelling-reducing benefits of compression technology.

The results highlighted:

- Significant reductions in foot and ankle pain
- Improvements in quality of life, and...
- A preference for medicine infused socks over traditional medications.

These socks not only alleviate pain but also enhance mobility, offering a substantial lifestyle improvement for users.

This innovation represents a lucrative opportunity for investment in a market ripe for effective, **user-friendly pain relief solutions.**





CUMULATIVE RELEASE ANALYSIS | CAPSAICIN
(Pain Relief)
CLOTHING 2.0
Number of Wash Cycles vs. Active Ingredient
Actives last for 15+ regular wash cycles
Products are registered with the FDA, fall under Monograph for Topical Analgesia enabling pain relief claims

HOW DO WE COMPARE (Up To 24 Hours)
CLOTHING 2.0
Tissue Distribution Nonivamide/Capsaicin
from Nufabrx C2 Powered Garment vs Cream/Patch at 24h (Donor 1)
[NONIVAMIDE/CAPSAICIN] (NG/MG OF TISSUE)
60
50
40
30
20
10
0
43.68
7.97
23.95
1.22
0.29
Nufabrx Lower Leg Sleeve (0.18%)
Capzacin-HP Cream (0.1%)
Salonpas-HOT Patch (0.025%)
Epidermis
Dermis
Garments infused with C2 technology can deliver as much, or more, active ingredients as incumbent technology.

HOW DO WE COMPARE (Post 24 Hours)
CLOTHING 2.0
Total Permeation of Nonivamide/Capsaicin
from Nufabrx Garment vs Cream/Patch after 24h (Donor 1 + 2)
[Nonivamide/Capsaicin] (ng)



Figure 3: Total Active Permeation After 24 Hours Permeating Within and Through the Skin

The Word is Out on the Healthwear Revolution

> *"...Pioneering The Future of Clothing" - Medium*
>
> *"...Wear Your Clothing" - Yahoo! Finance*
>
> *"...A New Form of Fashion." -Business Insider*


COMPANY AND PARTNER MEDIA MENTIONS
CLOTHING 2.0
ESPN LA
710 AM
Medium
dsn
MANUFACTURING TOMORROW
TRUETRAE
A Consumer's Best Friend
abc4.COM
The Buckley Report
WCNC CHARLOTTE
MEDICAL DESIGN BRIEFS
BUSINESS MOGUL
HOME BUSINESS
She Scribes
the FASHION SPOT
FOX 8
MD+DI Qmed
verywell health
yahoo! finance
NEWSBREAK

Invest in the Future of Clothing Today

Invest in Clothing2 and be part of a revolution where wellness meets wardrobe. Our FDA-registered, GMP-compliant healthwear **turns daily dressing into pain relief and skin care.**

Join us on Wefunder and capitalize on the future where clothing does more than just cover—it cares. Stake your claim in Clothing2, **where the fabric of the future is health.**